

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 2, 2021**
> **File No. 333-259464**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-3 Filed November 2, 2021

Prospectus Cover Page, page i

1. We note your response to comment 1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Nevada holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the

value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.

2. We note your response to comment 3. Revise the disclosure on the prospectus cover page to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

3. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any agreements. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

4. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

5.
    Please revise the fourth bullet on page 2 under "Risk Factors Summary" to acknowledge, if true, that it is your belief that you are not required to obtain approval or prior permission of this offering under the Chinese laws and regulations currently in effect and provide the basis for your belief.

Risk Factors
The approval of the CSRC or other Chinese regulatory agencies may be required, page 9

6. We note your disclosure in response to comment 13. Please amend your disclosure to acknowledge, if true, the uncertainty inherent in relying upon an opinion of counsel in connection with whether approval of your offerings to foreign investors is required. Please file the opinion of Tian Yuan Law Firm as an exhibit to the registration statement, or tell us why you believe you are not required to do so. In addition, the header of this risk factor relates to future overseas capital-raising activities under Chinese law but does not appear to relate to risks and uncertainties regarding the current offering as well.

You may contact Stacey Peikin at 202-551-6223 or Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services